EXHIBIT 99.1

RedHill Biopharma Submits BEKINDA(TM) (RHB-102) European Marketing Authorization Application for Oncology Support

  RHB-102, newly branded as BEKINDA™, is a proprietary once-daily oral pill formulation of the antiemetic drug ondansetron
  The European marketing authorization application (MAA) seeks approval of BEKINDA™ for cancer patients suffering from chemotherapy and radiotherapy-induced nausea and vomiting
  BEKINDA™ is also being developed for acute gastroenteritis and gastritis, with a Phase III study ongoing in the U.S. and top-line data expected during H2/2015

TEL-AVIV, Israel, Dec. 9, 2014 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an Israeli biopharmaceutical company focused on late clinical-stage drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today announced that it has submitted a Marketing Authorization Application ("MAA") to the UK Medicines and Healthcare Products Regulatory Agency ("MHRA") and several other member states seeking European marketing approval of RHB-102 for cancer patients suffering from chemotherapy and radiotherapy-induced nausea and vomiting ("CINV" and "RINV" respectively). RHB-102, newly branded as BEKINDA™, is a proprietary, oral, extended-release, once-daily pill formulation of the antiemetic drug ondansetron. BEKINDA™ is targeting a considerable segment of the 5-HT3 antiemetic market, with estimated worldwide sales of approximately $940 million in 20131.

The MAA was submitted to several member states under the European Mutual Recognition Procedure (MRP) with the UK as the reference European member state. The MAA submission follows a positive European Scientific Advice meeting with the UK MHRA and is supported by pharmacokinetic studies comparing BEKINDA™ to several approved regimens of Zofran® (GlaxoSmithKline), including a recently completed comparative bioavailability study with the European reference drug, Zofran® suppositories, and prior comparative bioavailability studies with oral Zofran® approved worldwide. The results of these studies support the safety and efficacy of BEKINDA™ for prevention of nausea and vomiting following chemotherapy and radiotherapy.

Dr. Terry F. Plasse MD, RedHill's Medical Director, commented: "Nausea and vomiting are a major burden on patients undergoing cancer chemotherapy and radiotherapy. This European marketing application filing for BEKINDA™ brings us closer to offering patients a simple, once-daily oral antiemetic in place of rectal suppositories or multiple oral doses to prevent nausea and vomiting for a full 24 hour period. We believe that, if approved, BEKINDA™ will make it easier for patients to overcome these troubling side effects of chemotherapy and radiotherapy."

Dror Ben-Asher, RedHill's CEO, added: "The BEKINDA™ MAA for oncology support is RedHill's third marketing application to date, following the RIZAPORT™ U.S and European marketing applications for migraines. With three ongoing Phase III studies in our core therapeutic area of gastrointestinal diseases - RHB-104 for Crohn's disease, RHB-105 for H. pylori eradication and BEKINDA™ for gastroenteritis and gastritis, top-line results from the RHB-105 and BEKINDA™ studies expected in the second quarter and second half of 2015, respectively, a partnership in place with Salix Pharmaceuticals for the encapsulated bowel cleanser RHB-106 and a strong balance sheet, RedHill is well positioned for 2015."

In addition to pursuing a marketing approval of BEKINDA™ (RHB-102) in Europe, RedHill held early this year a pre-New Drug Application ("pre-NDA") meeting with the U.S. Food and Drug Administration (FDA) regarding the development of BEKINDA™ for CINV prevention. Following the pre-NDA meeting, and in light of FDA's feedback, RedHill provided the FDA with supplementary information and is currently awaiting the FDA's response. Along with the data generated from prior studies, RedHill plans on using post-marketing data from Europe to further support the planned submission of a U.S. NDA for BEKINDA™ for CINV.

In parallel with pursuing the oncology support indications for BEKINDA™ in both Europe and the U.S., RedHill is also pursuing an indication of acute gastroenteritis and gastritis - inflammations of the gastrointestinal tract which cause, among other symptoms, nausea and vomiting, with an annual potential worldwide market estimated to exceed $650 million2. A Phase III clinical study of BEKINDA™ is ongoing in the U.S. for this indication (the GUARD study). The randomized, double-blind, placebo-controlled, parallel group Phase III GUARD study is intended to support potential future submissions of marketing applications for this indication in both the U.S. and Europe, with top-line data expected during the second half of 2015. If approved for marketing for the treatment of acute gastroenteritis and gastritis, BEKINDA™ could become the first-ever 5-HT3 antiemetic drug indicated for this indication.

About BEKINDA™ (RHB-102):

BEKINDA™ is a patent-protected, extended-release (24 hours) oral pill formulation of ondansetron, the active ingredient in GlaxoSmithKline's Zofran™. RedHill is developing BEKINDA™ for the treatment of acute gastroenteritis and gastritis as well as for the prevention of chemotherapy and radiotherapy-induced nausea and vomiting (CINV and RINV, respectively). A Phase III clinical study of BEKINDA™ for acute gastroenteritis and gastritis is ongoing in the U.S., with top-line data expected during the second half of 2015. RedHill submitted in December 2014 a Marketing Authorization Application (MAA) seeking marketing approval of BEKINDA™ in Europe for the oncology support indications of CINV and RINV prevention and has also held a pre-NDA meeting with the FDA regarding the potential submission of a New Drug Application (NDA) in the U.S. for CINV.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection, with an ongoing first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014 (iv) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) MESUPRON® - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vi) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (vii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (viii) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol. For more information please visit www.redhillbio.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; and (xi) competitive companies, technologies and the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2014. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 EvaluatePharma 2013, 5-HT3 (serotonin) antagonist, worldwide sales by pharmacological class.

2 Graves S. Nancy, Acute Gastroenteritis, Prim Care Clin Office Pract 40 (2013) 727–741 and Company analysis.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Lauren Kwiecinski
         Senior Associate
         The Trout Group
         +1-646-378-2934
         lkwiecinski@troutgroup.com